Nova Minerals Ltd.

Suite 5, 242 Hawthorn Road

Caulfield, Victoria 3161

Australia

April 15, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Karl Hiller

John Cannarella

Ken Schuler

Daniel Morris

Liz Packebusch

Re:	Nova Minerals Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 31, 2024 File No. 377-06776

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Nova Minerals Ltd., an Australian corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated February 23, 2024 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on January 31, 2024.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. We are currently with this letter filing with the Commission on a non-confidential basis a Registration Statement on Form F-1 (the “Registration Statement”), which Registration Statement addresses the Commission’s comments in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 30

1.	We note your response to prior comment 13 and reissue it in part. Please provide appropriate risk factor disclosure to highlight the material risks related to your jury trial waiver provision, including the potential for increased costs to bring a claim and whether the provision applies to purchasers in secondary transactions.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Registration Statement.

Securities and Exchange Commission

April 15, 2024

Contractual Obligations, page 41

2.	We note your disclosure that Nebari has agreed to waive their conversion right for a period of 3-months upon notice from you (the “Waiver Period”), which is anticipated to be given immediately prior to the consummation of this offering, and that if, during the Waiver Period, the price of your ordinary shares is greater than the conversion price (A$1.02), then you agreed to pay Nebari $20,000 for each full calendar week that Nebari is unable to convert all or any part of the Conversion Amount under your agreement with them. Please file a copy of the written waiver agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: Please be advised that the Company has removed references to the waiver with Nebari as it is no longer expected to be required and thus not deemed material. All references to such waiver have been deleted in the Registration Statement. The Company did enter into a Variation Agreement with Nebari on March 6, 2024, which would extend the maturity date of the facility and reduce the conversion price. This Variation Agreement is filed as an exhibit with the Registration Statement.

Business

The Estelle Gold Project, page 55

3.	Please revise your mineral resource disclosures to present combined measured and indicated categories, as required by Item 1304(d)(1) of Regulation S-K

Response: In response to the Staff’s comment, the requested disclosure has been included in the Registration Statement.

Other Assets, page 59

4.	We note your response to prior comment 9. Please tell us whether you have immediate plans to divest prior to the proposed offering. Your revised disclosure is unclear as to our present intention and the contemplated timing of divestiture.

Response: In response to the Staff’s comment, we have clarified that the contemplated divestiture would not occur prior to the offering. In addition, we have clarified in the Registration Statement that we do not intend for the ownership of investment securities of other companies to be a material part of our operational strategy after the offering

5.	Please revise the Snow Lake mineral resource to present the mineral resource on an attributable interest basis, and to subdivide the resource into measured, indicated, and inferred categories as required by Item 1303(b)(3) of Regulation S-K. The price and point of reference should also be included with the resource.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Registration Statement.

Securities and Exchange Commission

April 15, 2024

Financial Statements

Index to Financial Statements , page F-1

6.	Given that you are undertaking an initial public offering, please address the guidance in Instruction 2 to Item 8.A.4 of Form 20-F.

Response: Please be advised that the Company has included its financial statements for the 6-month period ended December 31, 2023 in the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

7.	Please obtain and file an audit opinion covering your financial statements that includes the date of the audit report.

Response: In response to the Staff’s comment, the audit opinion covering our financial statements and including the date of the audit report is being filed in the Registration Statement.

Note 2. Critical Accounting Judgements, Estimates and Assumptions

Exploration and Evaluation Costs, page F-20

8.	We note in your response to comment 32 that you have committed 65% of your 2024 budget to continue exploration activities at Estelle Gold Project. However, on page 40 you disclose that your future capital requirements are difficult to forecast.

Please revise your disclosure on page 40 to describe all material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period, to comply with Item 5.B.3 of Form 20-F.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Registration Statement.

Note 8. Non-Current Assets - Investment in Associate , page F-23

Securities and Exchange Commission

April 15, 2024

9.	Given that you maintain significant influence over Snow Lake Resources Ltd. and account for this associate pursuant to the equity method, it appears that you should disclose the information required by paragraph 21(b)(ii) of IFRS 12, including the summarized financial information listed in paragraphs B12 and B13.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Registration Statement.

10.	Given that shares of Snow Lake Resources Ltd appear to be actively traded on the NASDAQ Capital Market, it appears that you should also disclose the fair value of this investment to comply with paragraph 12 (b)(iii) of IFRS 12.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Registration Statement.

*****

Securities and Exchange Commission

April 15, 2024

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Christopher Gerteisen
Christopher Gerteisen
Chief Executive Officer

cc:	Jeffrey Fessler

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